Exhibit 4.1

TIBCO SOFTWARE INC.

2.25% CONVERTIBLE SENIOR NOTES DUE 2032

SUPPLEMENTAL INDENTURE

DATED AS OF DECEMBER 5, 2014

U.S. BANK NATIONAL ASSOCIATION

AS TRUSTEE

THIS SUPPLEMENTAL INDENTURE dated as of December 5, 2014 (this “Supplemental Indenture”) is between TIBCO Software Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, a national banking association organized and existing under the laws of the United States, as Trustee (the “Trustee”).

RECITALS

A. The Company has executed and delivered to the Trustee an Indenture, dated as of April 23, 2012 (the “Indenture”), that provides for the issuance by the Company of 2.25% Convertible Senior Notes due 2032 (the “Notes”).

B. The Company and Balboa Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Balboa Intermediate Holdings LLC, a Delaware limited liability company (“Holdings”), merged (the “Merger”) on the date hereof with the Company being the surviving corporation pursuant to that certain Agreement and Plan of Merger, dated September 27, 2014 (the “Merger Agreement”), by and among Holdings, Merger Sub and the Company. Pursuant to the Merger Agreement, each share of Common Stock issued and outstanding as of immediately prior to the Merger (other than Owned Company Shares or Dissenting Company Shares (each as defined in the Merger Agreement)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $24.00 per share, without interest thereon (the “Merger Consideration”).

C. Pursuant to Sections 11.01 and 14.07 of the Indenture, the Company and the Trustee are required to enter into a supplemental indenture to provide that at and after the effective time of the Merger, the Holder of each Note then outstanding shall have the right to convert each $1,000 principal amount of Notes into the Merger Consideration receivable by a holder of a number of shares of Common Stock equal to the product of the principal amount (expressed in thousands) of such Notes and the Conversion Rate in effect immediately prior to the Merger, which is equal to $474.60 per $1,000 principal amount of Notes based on the Conversion Rate of 19.775 shares of Common Stock per $1,000 principal amount of Notes and the Merger Consideration.

D. Section 10.01(b) of the Indenture provides that the Company and the Trustee may supplement the Indenture without the consent of Holders to provide for conversion rights of Holders of the Notes and the Company’s repurchase obligations in connection with a Fundamental Change in the event of any reclassification of the Company’s Common Stock, merger or consolidation, or sale, conveyance, transfer or lease of all of substantially all of the Company’s and the Company’s Subsidiaries’ property and assets, taken as a whole.

E. The entry into this Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture.

F. All things necessary to make this Supplemental Indenture a valid and binding agreement according to its terms have been done and the execution and delivery of this Supplemental Indenture have been in all respects duly authorized by the Company.

NOW, THEREFORE, for and in consideration of the foregoing premises, the Company and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective Holders of the Notes as follows:

ARTICLE I

MERGER EVENT

Section 1.1. Merger Event.

At and after the effective time of the Merger Event and in accordance with Section 14.07 of the Indenture, the Holder of each Note then outstanding shall have the right to convert each $1,000 principal amount of Notes solely into $474.60, payable in cash.

Section 1.2. Effectiveness.

This Supplemental Indenture will become effective as of the date hereof without any further action by any person.

ARTICLE II

MISCELLANEOUS

Section 2.1. Definitions.

Capitalized terms used but not defined in this Supplemental Indenture shall have the meanings ascribed thereto in the Indenture.

Section 2.2. Confirmation of Indenture.

The Indenture, as supplemented and amended by this Supplemental Indenture, is in all respects ratified and confirmed, and the Indenture, this Supplemental Indenture and all indentures supplemental thereto shall be read, taken and construed as one and the same instrument.

Section 2.3. Concerning the Trustee.

In carrying out the Trustee’s responsibilities hereunder, the Trustee shall have all of the rights, protections and immunities which it possesses under the Indenture. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Section 2.4. Governing Law.

This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

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Section 2.5. Separability.

In case any provisions in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.6. Multiple Counterparts.

The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by facsimile or electronic mail shall be as effective as delivery of a mutually executed original counterpart to this Supplemental Indenture.

Section 2.7 No Benefit.

Nothing in this Supplemental Indenture, express or implied, shall give to any Person other than the parties hereto and their successors or assigns, and the Holders of the Notes, any benefit or legal or equitable rights, remedy or claim under this Supplemental Indenture or the Indenture.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

TIBCO SOFTWARE INC.

By:	/s/ James Johnson
Name:	James Johnson
Title:	Chief Financial Officer

Signature Page to Convertible Notes Supplemental Indenture

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Paula Oswald
Name:	Paula M. Oswald
Title:	Vice President

Signature Page to Convertible Notes Supplemental Indenture